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                                   EXHIBIT 12


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                                   EXHIBIT 12

FOR IMMEDIATE RELEASE
---------------------

                    Contact:  William J. Rotenberry
                              Director of Corporate Development
                              312-454-2921

                      JOSLYN CORPORATION URGES SHAREHOLDERS
                   NOT TO TENDER SHARES TO DANAHER CORPORATION

CHICAGO, August 14, 1995 - Joslyn Corporation (NASDAQ:JOSL) announced today that its Board of Directors has reaffirmed its rejection of Danaher Corporation's offer to acquire Joslyn Corporation at a price of $32 per share. At its meeting held on August 12, the Board advised Joslyn shareholders not to tender their shares to Danaher Corporation and urged shareholders who have tendered their shares to withdraw them before August 18, 1995, the scheduled expiration date of Danaher's tender offer.

     The full text of the letter to Joslyn shareholders is as follows:

                                 August 14, 1995

To Our Shareholders:

          Your Board and management have been working diligently on your behalf. We are writing to ask you to help us help you.

          As we approach the scheduled expiration date of Danaher Corporation's $32 per share cash tender offer, we again urge you to reject Danaher's Offer and NOT TENDER YOUR SHARES. Since our last letter to you, Danaher has continued its due diligence investigation. On August 11, 1995, notwithstanding Danaher's prior commitment to a "brief, highly focused" investigation, Danaher once again informed us that they would need additional time before telling us whether Danaher will increase its Offer. We believe Danaher has already seen everything necessary to satisfy any reasonable due diligence needs and to know that Joslyn is worth more than $32 per share to Danaher.

          On August 12, 1995, the Joslyn Board met again and reconfirmed its recommendation that you reject the existing Offer for the following reasons:

          - Joslyn's business is benefiting from our new strategy and management and is producing strong operating and financial results. Your Board is exploring all avenues for maximizing shareholder

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               value, including possible restructuring transactions and
               transactions with others.

          - Joslyn is continuing to enter into confidentiality agreements and provide information to other parties potentially interested in a business combination.

          - There are reasons for optimism that Danaher will propose an increased Offer price. Among other things--

               - Danaher itself has stated that its purpose in conducting a due diligence investigation is to determine if a higher price can be justified.

               - Our analysis indicates that an acquisition by Danaher at a price significantly higher than $32 would continue to be earnings-enhancing for them.

          Although the Board cannot predict how all this will sort out, one thing seems clear: you have nothing to gain by tendering into Danaher's Offer prior to its scheduled expiration on Friday, August 18, 1995. Danaher has indicated that it will not be able to buy any shares until certain conditions to the Offer, including those requiring action by the Board, have been satisfied. Those conditions will not be satisfied by that date. ACCORDINGLY, WE URGE YOU NOT TO TENDER. AND, IF YOU HAVE ALREADY TENDERED, WE URGE YOU TO WITHDRAW YOUR SHARES BEFORE AUGUST 18.

          Again, help us help you. By not tendering, you will send a message to Danaher that you demand full value for your shares.

                                   Sincerely,


                                   William E. Bendix
                                   L.G. Wolski

     Joslyn Corporation, founded in 1902, provides electric power quality, protection, switch, control and distribution support products to the electric utility, telecommunications and industrial markets. It has approximately 2,100 employees and operates facilities in the United States and Canada.

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